08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Representing Dodge & Cox:
Dodge & Cox Global Stock Fund
May 1, 2008
Dodge & Cox does not guarantee the future performance of any account (including Dodge & Cox mutual funds) or any specific level of performance, the success of any investment decision or strategy that Dodge & Cox may use, or the success of Dodge & Cox's overall management of an account.  Investment decisions made for a client's account by Dodge & Cox are subject to various market, currency, economic, political and business risks (foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability), and those investment decisions will not always be profitable.  No representation is made that it is accurate or complete.  Neither the information nor any opinion expressed constitutes an offer to buy or sell the securities mentioned.
This information is the confidential and proprietary product of Dodge & Cox.  Any unauthorized use, reproduction or disclosure is strictly prohibited.
I.  Introduction to Dodge & Cox
II. Global Stock Fund Overview
III. Investment Team and Process
IV. Equity Portfolio & Strategy
V. Supplemental Exhibits

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Over Seventy-Five Years of Investment Experience
Dodge & Cox was founded in 1930.  We have a stable and well-qualified team of investment professionals, most of whom have spent their entire careers at Dodge & Cox.
Independent Organization
Ownership of Dodge & Cox is limited to active employees of the firm. Currently there are 58 shareholders and 181 total employees.
One Business
Dodge & Cox provides domestic, international and global equity, fixed income, and balanced account management.
Single Office Location
We maintain close communication among our investment professionals by operating from one office in San Francisco.
Independent Research Staff
Thorough fundamental analysis of each investment allows us to make independent, long-term decisions for our clients’ portfolios.
Key Characteristics of Our Organization
May 2008

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Account Type
Client Type
Dodge & Cox Assets Under Management ($ in billions)
$216.3 in Total Assets:  $148.3 in Equities  /  $68.0 in Fixed Income
Dodge & Cox Funds: $143.8 billion
*reopened to new investors effective February 4, 2008.
as of March 31, 2008
Stock Fund*
$54.6
Balanced Fund*
$23.9
Income Fund
$16.2
International
Stock Fund
$49.1
Public
Employee Benefit
$13.7
Corporate Employee
Benefit
$30.6
Taft-
Hartley
Emp.
Benefit
$8.1
Private Clients
$5.4
Insurance & Other
Taxable Corp.
$3.2
Foundation &
Endowment
$11.5
Fixed Income
$57.7
Balanced*
$30.4
Equity
$128.2

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
General Information
• Long-Term Investment Horizon
• Diversified Portfolio by Sector and Region
• Well-Established Companies
• Below-Average Valuations
• Gradual Portfolio Shifts
* For the fiscal years ending December 31, 2008 and 2009, Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90%. The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.
This presentation must be accompanied or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk  considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s Prospectus. Read it carefully before investing.
Dodge & Cox Global Stock Fund
Key Characteristics Shared by Dodge & Cox Funds
• Objective: Long-Term Growth of Principal and Income
• Low Expenses
• Stable and Experienced Investment Team
• Consistent Investment Approach
• Team Decision-Making Process
• Potential Low Turnover Resulting from Long-Term View
• Fund Inception Date: May 1, 2008
• Expense Ratio: capped at 0.90% by Dodge & Cox*
• Management Fee: 0.60%
• Distributions: Dividends and capital gains, if any, are
distributed in December.
• Opening Net Asset Value per Share: $10.00
Portfolio Overview

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Mid 80s Late 80s                 Mid 90s                  2001          2004                  Feb 2008 May 2008
Recognized need
to develop global
research expertise
for existing
clients.
Ramped up global
research efforts.
Invested in select
international
companies in
“domestic”
portfolios.
Decided to
explore an
international
-only
portfolio.
International
Stock Fund
launched
Global
Stock Fund
launched
Global Fund Timeline
This presentation must be accompanied or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social
instability.
These and other risk considerations are discussed in the Fund’s Prospectus. Read it carefully before investing.
Development of Dodge & Cox Global Stock Fund
Closed Stock
& Balanced
Funds to new
investors due
to pace of
cash inflows.
Re-opened
Stock &
Balanced
Funds
Dodge & Cox research effort has been organized on a global basis since the late-1980s.

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Why create a Global Stock Fund ?
The Global Stock Fund can provide interested clients with exposure to available securities on a global basis. Company, industry and country allocations will be made by the GIPC based on Dodge & Cox’s fundamental research and analysis.
How will the Global Stock Fund be different from the Stock Fund?
The Stock Fund is restricted from owning more that 20% of total assets in U.S. dollar-denominated securities of foreign issuers traded in the
US. In contrast, the Global Stock Fund does not have such restrictions.
How will the Global Stock Fund be different from the International Stock Fund?
The International Stock Fund has a 20% cap on securities issued by U.S. companies. In contrast, the Global Stock Fund does not have such a cap. Under normal circumstances, the Global Stock Fund will have at least 40% of assets in non-U.S. companies.
How does the Global Stock Fund compare to a combination of the Stock Fund and the International Stock Fund?
Global Stock Fund offers investors a simplified approach to global investing without the complexities of combining domestic and international funds in one’s portfolio.
Dodge & Cox Global Stock Fund
* For the fiscal years ending December 31, 2008 and 2009, Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90%. The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.
This presentation must be accompanied or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s Prospectus. Read it carefully before investing.

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
This presentation must be accompanied by or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social
instability.
These and other risk considerations are discussed in the Fund’s Prospectus. Read it carefully before investing.
What Makes Us Distinctive?
Typical Portfolio Characteristics:
• Below 100 securities
• Potential low turnover (<20%) reflecting long-term view
Common Characteristics:
• 100+ securities in portfolio
• 100%+ portfolio turnover
Risk Assessment is based on capital preservation:
• Risk defined as potential for permanent loss of capital
• Portfolio diversified across industries and regions
• Thorough analysis of individual holdings
• Judgment guides sector and country limits
Risk Assessment is benchmark-based:
• Risk defined as volatility relative to benchmark
• Minimize tracking error and portfolio beta
• Benchmark-based sector and country limits
• Bottom-up approach based on individual company analysis
• Macro view is outcome
• Macro view and forecasts used as inputs to security selection
• Focused team based in San Francisco
• Global industry analysts
• Worldwide investment staff
• Dedicated international team
Dodge & Cox Approach Other Global Funds

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Disciplined Decision-Making by an Experienced and Stable Team
Investment Advocacy by Research Analysts
Objectives:
Conduct Bottom-up Research of Individual Companies
Identify Investment Opportunities and Monitor Existing Holdings
Advocate Investment Recommendations
Years at D&C
• John Gunn †, ‡ Chairman & Chief Executive Officer 35
• Bryan Cameron †, ‡ Director of Research 24
• Charles Pohl †, ‡ Chief Investment Officer 23
Research Analysts Sectors
• Wendell Birkhofer † Broadcasting, Entertainment 20
• Diana Strandberg †,‡ International 19
• Kevin Johnson Integrated Oils, Consumer Finance (US) 18
• Steven Cassriel Railroads, Airlines 15
• David Hoeft † Computer Hardware, Software, Semiconductors 14
• Yasha Gofman ‡ Energy, Tobacco, Russia, Israel 12
• Steven Voorhis † Pharmaceuticals, Metals and Mining, India 11
• John Iannuccillo Aerospace, Electrical Equipment, Paper, IT Services 10
• Mario DiPrisco ‡ Banks (EMEA, India & Latin America), Building Products, Latin America 9
• Roger Kuo ‡ Telecom (Americas), Media & Entertainment, China, HK 9
• Keiko Horkan ‡ Banks (US & Japan), Specialty Finance, Consumer, Electronics, Japan 7
• Karol Marcin Beverages, Restaurants & Leisure, Insurance, Central Europe 7
• Amanda Nelson Telecom Equipment, Utilities, Greece, Turkey 7
• Lily Beischer Telecom (Emerging and Asia), Retail, Footwear & Apparel, Cosmetics 7
Philippines, Indonesia
• Rick Callister Machinery, Medical Devices, Chemicals, Scandinavia 5
• Englebert Bangayan Commercial Services, Transportation (International) 5
• Raymond Mertens
REITs, Hotels, Commercial Printing, Healthcare Services, Consumer Products
4
• Philippe Barret Banks (Asia ex. Japan), Brokers, Inv. Managers, Exchanges, Imaging 3
• Karim Fakhry Appliances, Building Products, US Home Builders, Biotech 2
• Joel-Patrick  Millsap Telecom Services (Europe), Global Autos 1
• Kathleen Grey McCarthy  Beverages, Restaurants New
• Paritosh Somani Metals, Mining New
• Tae Yamaura Japan New
Decision-Making by
Global Investment Policy Committee
Objectives:
Evaluate Individual Securities
Approve Buy/Sell List with Target Weightings
Review Portfolio Diversification
Oversee Implementation of Investment Strategy
Committee Members Years at D&C
• John Gunn
†, ‡
35
• Charles Pohl
†, ‡
23
• Diana Strandberg
†, ‡
19
• Steven Voorhis
†
11
• Lily Beischer 7
• Karol Marcin 7
†
Also member of Investment Policy Committee
‡
Also member of International Investment Policy Committee
This presentation must be accompanied by or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social
instability.
These and other risk considerations are discussed in the Fund’s Prospectus. Read it carefully before investing.

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Experienced and
Stable
Investment Team
Years at Dodge & Cox as of September 2007
Investment Policy Committee
Member Years Member Years
John Gunn 35 Bryan Cameron 24
Kenneth Olivier 28 Gregory Serrurier 23
Charles Pohl 23 Wendell Birkhofer 20
Diana Strandberg 19 Steven Voorhis 11
David Hoeft 14
Fixed Income Investment Policy Committee
Member Years Member Years
John Gunn 35 Dana Emery 24
Charles Pohl 23 Peter Lambert 19
Robert Thompson 15 Thomas Dugan 14
Kent Radspinner 11 Larissa Roesch 10
James Dignan 8
International Investment Policy Committee
Member Years Member Years
John Gunn 35 Bryan Cameron 24
Charles Pohl 23 Gregory Serrurier 23
Diana Strandberg 19 Yasha Gofman 12
Mario DiPrisco 9 Roger Kuo                        9
Keiko Horkan 7
Analysts and Managers Policy Committees
Revised 5/2008
Global Investment Policy Committee
Member Years Member Years
John Gunn 35 Steven Voorhis 11
Charles Pohl 23 Karol Marcin 7
Diana Strandberg 19 Lily Beischer 7
Managers/Analysts Years Coverage
John Gunn 35 Chairman & Chief Executive Officer
Kenneth Olivier 28 President
Katherine Drake 26 Portfolio Manager
Bryan Cameron 24 Director of Research Department
Charles Pohl 23 Chief Investment Officer
Gregory Serrurier 23 Portfolio Manager
Lynn Poole 20 Portfolio Manager
Wendell Birkhofer 20 Portfolio Manager / Broadcasting, Entertainment
Diana Strandberg 19 International
Kevin Johnson 18 Portfolio Manager / Integrated Oils, Consumer Finance (US)
Steven Cassriel 15 Portfolio Manager / Railroads, Airlines
David Hoeft 14 Computer Hardware & Software, Semiconductors
Yasha Gofman 12 Energy, Tobacco, Russia, Israel
Steven Voorhis 11 Pharmaceuticals, Metals & Mining, India
John Iannuccillo 10 Aerospace, Electrical Equipment, Paper, IT Services, Analytical Instruments
Mario DiPrisco 9 Banks (EMEA, India & Latin America), Building Products, Latin America
Roger Kuo 9 Telecom (Americas), Media, Entertainment, China, Hong Kong
Keiko Horkan 7 Banks (US & Japan), Consumer Electronics, Specialty Finance, Japan
Karol Marcin 7 Beverages, Restaurants & Leisure, Insurance, Central Europe
Amanda Nelson 7 Telecom Equipment, Natural Gas Pipelines, Electric Utilities, Turkey, Greece
Lily Beischer 7 Telecom (Asia), Retail, Footwear & Apparel, Cosmetics, Philippines, Indonesia
Rick Callister 5 Machinery, Chemicals, Medical Devices, Scandinavia
Englebert Bangayan 5 Commercial Services, Transportation (International)
James Borden 5 Portfolio Manager
Raymond Mertens 4 REITs, Hotels, Commercial Printing, Healthcare Services, Consumer Products
Phillippe Barret, Jr. 3 Asian (ex. Japan) Banks, Imaging, Brokers, Investment Managers, Exchanges
Eric Warner 2 Portfolio Manager
Karim Fakhry 2 Appliances, Building Products, US Home Building & Improvement, Biotech
Joel-Patrick Millsap 1 Telecom (Europe), Global Autos
Kathleen Grey McCarthy New Beverages, Restaurants
Paritosh Somani New Metals & Mining
Tae Yamaura New Japan
Fixed Income Analysts Years Coverage
Dana Emery 24 Executive Vice President, Corporates
Peter Lambert 19 Mortgage-Backed Securities
Robert Thompson 15 Agencies, Special Situations
Shirlee Neil 15 Corporates
Thomas Dugan 14 Mortgage-Backed Securities
Stephanie Notowich 12 Mortgage-Backed Securities
Nancy Kellerman 11 Municipals
Kent Radspinner 11 Asset-Backed Securities, TIPS
Larissa Roesch 10 Corporates, Scandinavia, Thailand
James Dignan 8 Mortgage-Backed Securities
Thinh Le 7 Corporates
E. Saul Peña 7 Corporates
Jay J. Stock 5 Analytics Systems, Other Research
Adam Rubinson 5 Corporates, Auto Finance
Anthony Brekke 4 Corporates
Nils Reuter 4 Mortgage-Backed Securities
Lucinda Johns 3 Corporates, South Africa
Linda K. Chong 2 Mortgage & Asset-Backed Securities, Korea, Malaysia
Nicholas V. Lockwood New Municipals, Treasury Trading
Allen C. Feldman New Analytics Systems

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Investment Process
Deliberate and Focused Team Approach to Investing
Investment Decision-Making
by Global Investment Policy
Committee
Investment Research by Global Industry Analysts
Portfolio Construction
•Review investment
recommendations by analysts
•Approve buy/sell list with target
weightings
•Review industry and regional
weightings
•Maintain diversification by sector
and geography
•Develop agenda for review
Due Diligence
•Develop 360-degree assessment
of company and prospects
•Interview management,
competitors, and industry experts
•Analyze financial statements,
filings, and news
•Evaluate governance
•Develop financial model with 3-5
year forecasts
•Collaborate with other members
of research staff
Idea Generation
•Identify investment action items
within area of industry expertise
•Meet management teams,
customers, and suppliers
•Monitor company financial
reports
•Attend industry conferences and
field trips
•Monitor industry news
•Review valuation screens
Investment
Advocacy
Written report
and oral
presentation
This presentation must be accompanied or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social
instability.
These and other risk considerations are discussed in the Fund’s Prospectus. Read it carefully before investing.

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Research-Intensive
• Ongoing analysis of each company’s valuation, corporate governance, growth opportunities, business strategies, and financial returns
• Individual security selection
Price Discipline
• Most of our holdings will have below-average valuations
Long-Term View
• Three- to five-year investment horizon
• Fully invested portfolio
Analyze Risk
• Diversify portfolio across sectors
• Invest in countries whose economic and political systems appear more stable
• Investigate financial “staying power”
Strategy
To build a diversified portfolio of medium-to-large, well-established companies in at least three countries, where the company’s earnings and cash flow prospects are not adequately reflected in the current valuation.
Global Equity Investment Approach
This presentation must be accompanied or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social
instability.
These and other risk considerations are discussed in the Fund’s Prospectus.Read it carefully before investing.

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Experience & Continuity
Dodge & Cox has over seventy-five years of continuous investment experience.  We have a stable and well-qualified team of investment professionals.
Independence
We remain committed to independence, with ownership limited to active employees of the firm.  Our goal is to provide the highest quality investment management service to our existing clients.
Focus
We are focused entirely on equity, fixed income and balanced account management.
Consistent Investment Philosophy
We believe that a long-term investment horizon, independent fundamental analysis and consistent price discipline allow us to build attractive long-term opportunities in our clients’ portfolios.
Differentiating Characteristics

08-205 Dodge & Cox / Investment Managers / San Francisco Supplemental Exhibits

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Foreign Currency Hedging Policy
The Dodge & Cox Global Stock Fund (GSF) invests both in U.S. and non-U.S. securities. A decline in the value of foreign currencies relative to the U.S.-Dollar would reduce the un-hedged value of foreign securities.
What We Can Do
•
The Prospectus allows the GSF to use currency forward and futures contracts to manage currency exposure.
• The GSF will only enter into currency forward or futures contracts for hedging and not for purposes of speculation.
• Global Investment Policy Committee (GIPC) periodically evaluates whether hedging foreign currency exposure is in the best interest of the long-term shareholders.
Instruments
•
Forward currency contracts are agreements to buy or sell a currency at a specified price set at the time of the contract.
• Futures currency contracts are bilateral agreements pursuant to which one party agrees to make, and the other agrees to accept, delivery of a specified currency at a specified future time and at a specified price. Although some futures contracts by their terms call for actual delivery or acceptance of currency, in many cases the contracts are settled with a cash payment without the making or taking of delivery of the specified currency.
* Please note, the risks, including counterparty and adverse currency movement risks, associated with investing in forward currency and futures currency contracts are described in the Fund’s Prospectus.
This presentation must be accompanied or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social
instability.
These and other risk considerations are discussed in the Fund’s Prospectus. Read it carefully before investing.

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Funds Client Service
Dodge & Cox
Telephone:  415-274-9300
Facsimile:  415-986-0270
Website: www.dodgeandcox.com
Fund Client Service Fund Materials
Rob Curran Patricia Gribben
Tamara Gunawardana
Sandy He
Legal & Compliance
Mary Klabunde Tom Mistele, COO & General Counsel
Tara Shamia Roberta Kameda, Senior Counsel
Rick Marino Glen Guymon, Associate Counsel
Kristen Harlow Marcia Venegas, CCO
Katherine Primas, Assistant CCO
Boston Financial Data Services
Shareholder Services
Telephone:  800-621-3979
Institutional Services
Telephone:  800-631-1120
Mutual Fund Administration
• Organization of tasks:
Dodge & Cox – Fund Administrator
State Street – Custodian & Fund Accountant
Boston Financial Data Services – Transfer Agent
Clear Sky – Blue Sky Administrator
PriceWaterhouseCoopers – Independent Accountant
Dechert – Legal Counsel
• Oversight of daily NAV calculation and fund accounting
process
• Financial reports and tax reporting
• Compliance testing:
Investment Company Act
Internal Revenue Code
Prospectus
• Insurance
April 2008 / 08-184

08-205 Dodge & Cox / Investment Managers / San Francisco Biographical Sketches

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
LILY S. BEISCHER
(G) – Vice President. Ms. Beischer received her B.A. degree (cum laude) from Yale University in 1992 and her M.B.A. and J.D. (cum laude) degrees from Harvard in 1998.  Prior to graduate school, she worked for McKinsey & Company as a management consultant.  Ms. Beischer joined Dodge & Cox in 1998, left the firm to work at Looksmart, Inc. in 1999, and then rejoined Dodge & Cox in 2001.  Ms. Beischer is a member of the American Bar Association and California Bar
Association (inactive), a shareholder of the firm, and a CFA charterholder.
JOHN A. GUNN
(I,IP,G) – Chairman and Chief Executive
Officer.
Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford
Graduate School of Business in 1972.  He joined Dodge & Cox in 1972.  He is a Trustee of the Dodge & Cox Funds.  Mr. Gunn is a former member of the Board of
Governors of the CFA Institute.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
CHARLES F. POHL
(I,IP,G,F) – Senior Vice President and Chief Investment Officer. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the
University of Chicago.  He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984.  He is a shareholder of the firm and a CFA charterholder.
KAROL MARCIN
(G) – Vice President. Mr. Marcin received his B.A. from Whitman College (summa cum laude) in 1995 and his M.B.A. from the Stanford Graduate
School of Business in 2000.  Prior to entering graduate school, he worked for three years as a financial analyst with Salomon Brothers.  Mr. Marcin joined Dodge & Cox in
2000. Mr. Marcin is a CFA charterholder and a shareholder of the firm.
DIANA S. STRANDBERG
(I,IP,G) – Senior Vice President. Ms. Strandberg graduated from the University of California, Berkeley in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986.  After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988.
She is a shareholder of the firm and a CFA charterholder.
STEVEN C. VOORHIS
(I,G) – Vice President. Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard
Business School in 1996.  Prior to graduate school, he worked at Goldman Sachs as a financial analyst.  He joined Dodge & Cox in 1996.  Mr. Voorhis is a shareholder of the firm and a CFA charterholder.
Global Investment Policy Committee
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Portfolio Managers, Investment Analysts and Client Service
ENGLEBERT T. BANGAYAN
– Mr. Bangayan received his B.A. degree in Applied Mathematics and Economics from Harvard College in 1999. Prior to joining Dodge &
Cox, he worked as an equity research associate at Epoch Partners.  Mr. Bangayan joined Dodge & Cox in 2002 as a research assistant and assumed equity research responsibilities in 2006.  Mr. Bangayan is a CFA charterholder.
PHILIPPE BARRET, JR. –
Mr. Barret received his BA degree (magna cum laude) from Washington and Lee University in 1998 and his M.B.A degree from the Stanford
Graduate School of Business in 2004.  Between degrees he worked as a private equity investor at American Securities Capital Partners, LLC and as a Mergers & Acquisitions
analyst at JP Morgan. Mr. Barret joined Dodge & Cox in 2004.
LILY S. BEISCHER
(G) – Vice President. Ms. Beischer received her B.A. degree (cum laude) from Yale University in 1992 and her M.B.A. and J.D. (cum laude) degrees from
Harvard in 1998.  Prior to graduate school, she worked for McKinsey & Company as a management consultant.  Ms. Beischer joined Dodge & Cox in 1998, left the firm to work at Looksmart, Inc. in 1999, and then rejoined Dodge & Cox in 2001.  Ms. Beischer is a member of the American Bar Association and California Bar Association
(inactive), a shareholder of the firm, and a CFA charterholder.
WENDELL W. BIRKHOFER
(I) – Vice President. Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987.  Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles.  He joined
Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
JAMES T. BORDEN
– Vice President. Mr. Borden received his B.A. in Business Economics from the University of California, Santa Barbara in 1982. Prior to joining Dodge
& Cox in 2002, he spent fifteen years with a small investment counseling firm where he was President and a portfolio manager working primarily with high net worth clients.
Mr. Borden is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
ANTHONY J. BREKKE
– Vice President. Mr. Brekke received his B.A. degree from the University of Iowa in 1997 and his M.B.A. degree from the Haas School of Business at the University of California, Berkeley in 2003.  Prior to entering the Haas School, he worked for four years as an auditor with the National Futures Association.  He joined
Dodge & Cox in 2003.  Mr. Brekke is a shareholder of the firm and a CFA charterholder.
RICHARD T. CALLISTER
– Vice President. Mr. Callister received his B.S. and M.Acc. degrees in Accountancy and Information Systems from Brigham Young University in
1996 (magna cum laude). Prior to receiving his M.B.A. from the Stanford Graduate School of Business in 2002, he worked as a systems consultant for Price Waterhouse and as a financial analyst for Bel Air Investment Advisors. Mr. Callister joined Dodge & Cox in 2002.  He is a shareholder of the firm and a CFA charterholder.
BRYAN CAMERON
(I,IP) – Director of Research. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983.  He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983.  Mr. Cameron is a shareholder of the firm and a CFA charterholder.
STEVEN H. CASSRIEL
– Vice President. Mr. Cassriel received his B.S. degree from Stanford University in 1983 and his M.B.A. degree from the Harvard Business School in
1992.  Prior to graduate school, he worked for seven years at Xerox Corporation in product development, marketing, and sales.  He joined Dodge & Cox in 1992.  He is a shareholder of the firm and a CFA charterholder.
LINDA KANG CHONG –
Ms. Chong received her B.A. degree (summa cum laude) from Harvard University in 1995 and her J.D. degree from Harvard in 2000. Prior to graduate school, she worked for McKinsey & Company as a management consultant.  Prior to joining Dodge & Cox in 2005, she worked at Goldman Sachs as a Vice President in the fixed income division. Ms. Chong is a member of the American Bar Association and the New York Bar Association.  She is a CFA charterholder.
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
JAMES H. DIGNAN
(F) – Vice President. Mr. Dignan graduated from Columbia University in 1991 with an A.B. in Philosophy / Economics. He received an M.A. in
Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996.  Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae.  Mr. Dignan is a shareholder of the firm and a CFA charterholder.
MARIO C. DIPRISCO
(IP) – Vice President. Mr. DiPrisco received his B.S. degree from the School of Foreign Service at Georgetown University in 1997. Prior to joining
Dodge & Cox, he passed the State Department’s Foreign Service Written and Oral examinations and worked on a successful senatorial campaign.  Mr. DiPrisco joined
Dodge & Cox as a research assistant in 1998 and assumed international company research responsibilities in 2000.  Mr. DiPrisco is a shareholder of the firm and a CFA charterholder.
KATHERINE HERRICK DRAKE
– Vice President. Ms. Drake received her B.A. degree from Pomona College in 1977 and her M.B.A. from the Graduate School of
Management at U.C.L.A. in 1981. She joined Dodge & Cox in 1981. She is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
THOMAS S. DUGAN
(F) – Vice President. Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California,
Berkeley in 1992.  Before graduate school, he worked as a fixed-income securities trader for J.P. Morgan Securities.  Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund.  Mr. Dugan is a shareholder of the firm and a CFA charterholder.
DAVID J. EDWARDS
– Vice President. Mr. Edwards joined Dodge & Cox in 1996. His prior experience includes two years as a marketing Vice President with Dreyfus
Retirement Services and ten years with The Northern Trust Company where he held various positions in Master Trust sales and operations.  He received his B.S. in
Business Administration and Personnel from Miami University in Oxford, Ohio in 1984.  He is a shareholder of the firm.
DANA MORTON EMERY
(F) – Executive Vice President and Manager of the Fixed-Income Department. Ms. Emery received her B.A. degree from Stanford University in
1983.  She joined Dodge & Cox in 1983.  Ms. Emery is a Trustee of the Dodge & Cox Funds.  She is a shareholder of the firm, a CFA charterholder, and a Chartered
Investment Counselor.
KARIM FAKHRY –
Mr. Fakhry received his B.A. degree in Economics from Stanford University in 1998 (Phi Beta Kappa) and his M.B.A. degree from the Harvard
Business School in 2005. Prior to graduate school, he worked at Morgan Stanley, Webvan Group, and Fremont Partners. Mr. Fakhry joined Dodge & Cox in 2005.
KATIE O. FAST
– Ms. Fast received her B.S. in Marketing from Boston College in 1995. Prior to joining Dodge & Cox in 2003, she worked at Dresdner RCM as a member of the fixed income team and at Bloomberg L.P. doing client service.  Ms. Fast is a CFA charterholder.
YASHA GOFMAN
(IP) – Vice President. Mr. Gofman received his B.S. degree from Princeton University (Phi Beta Kappa) in 1988 and his M.B.A. from the Stanford
Graduate School of Business in 1994.  Prior to entering graduate school, Mr. Gofman worked for Energy Management Associates, a division of EDS.  He also spent two years as a management consultant with LEK Partnership.  Mr. Gofman joined Dodge & Cox in 1995.  He is a shareholder of the firm and a CFA charterholder.
STEVEN T. GORSKI
– Vice President. Mr. Gorski received his B.A. degree with honors from California State University, Sacramento in 1992. He joined Dodge & Cox in
1994.  Mr. Gorski is a shareholder of the firm.
JOHN A. GUNN
(I,IP,G) – Chairman and Chief Executive
Officer.
Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford
Graduate School of Business in 1972.  He joined Dodge & Cox in 1972.  He is a Trustee of the Dodge & Cox Funds.  Mr. Gunn is a former member of the Board of
Governors of the CFA Institute.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
DAVID C. HOEFT
(I) – Vice President. Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard
Business School in 1993.  Prior to entering graduate school, he worked for two years as a consultant to the energy industry.  He joined Dodge & Cox in 1993.  He is a shareholder of the firm and a CFA charterholder.
Portfolio Managers, Investment Analysts and Client Service (cont.)
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Portfolio Managers, Investment Analysts and Client Service (cont.)
KEIKO HORKAN
(IP) – Vice President. Ms. Horkan received her B.A. and M.A. degrees in law from Keio University, Tokyo in 1993 and 1995 and an M.B.A. from the
Stanford Graduate School of Business in 2000.  Prior to entering business school, she worked for Booz Allen & Hamilton as a management consultant.  Ms. Horkan joined
Dodge & Cox in 2000.  She is a shareholder of the firm and a CFA charterholder.
JOHN N. IANNUCCILLO
– Vice President. Mr. Iannuccillo received his B.A. degree from Merrimack College in 1990 and his M.B.A. degree from the Harvard Business
School in 1997.  Prior to entering graduate school, he worked as a consultant with Arthur Andersen LLP and is licensed as a Certified Public Accountant.  He joined Dodge
& Cox in 1997. Mr. Iannuccillo is a shareholder of the firm and a CFA charterholder.
LUCINDA I. JOHNS
– Ms. Johns received her B.A. degree from Williams College in 1996 (magna cum laude) and her M.B.A. degree from the UCLA Anderson School of
Management in 2004.   Prior to graduate school, she worked for approximately two years each at Merrill Lynch as a financial analyst, Dodge & Cox as a research assistant, and NBC Internet as a Senior Product Manager.  Ms. Johns rejoined Dodge & Cox in 2004 and is a CFA charterholder.
KEVIN D. JOHNSON
– Vice President. Mr. Johnson received his B.A. degree from Harvard University in 1984 and his M.B.A. degree from the Stanford Graduate School of Business in 1989.  Prior to entering graduate school, he worked for three years as a securities analyst with Fred Alger Management.  He joined Dodge & Cox in 1989.  He is a shareholder of the firm and a CFA charterholder.
NANCY A. KELLERMAN
– Vice President. Ms. Kellerman received her B.S. in Business Administration from the University of New Hampshire in 1992. Prior to joining
Dodge & Cox in 1996, she worked at State Street Bank and Trust Company in its Mutual Fund Services Division.  Ms. Kellerman is a CFA charterholder and a shareholder of the firm.
ROGER G. KUO
(IP) – Vice President. Mr. Kuo received his B.A. degree from Harvard College (magna cum laude) in 1993 and his M.B.A. degree in 1998 from Harvard
University.  Prior to graduate school, he worked at Bear Stearns as a financial analyst.  He joined Dodge & Cox in 1998.  Mr. Kuo is a shareholder of the firm and a CFA charterholder.
PETER C. LAMBERT
(F) – Vice President. Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985.  Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
THINH V. LE
– Vice President. Mr. Le received his B.A. degree in Economics from Cornell University in 1997. Prior to joining Dodge & Cox in 2000, he worked at
Morgan Stanley in their Debt Capital Markets Services division. Mr. Le is a shareholder of the firm.
KAROL MARCIN
(G) – Vice President. Mr. Marcin received his B.A. from Whitman College (summa cum laude) in 1995 and his M.B.A. from the Stanford Graduate
School of Business in 2000.  Prior to entering graduate school, he worked for three years as a financial analyst with Salomon Brothers.  Mr. Marcin joined Dodge & Cox in
2000. Mr. Marcin is a CFA charterholder and a shareholder of the firm.
KATHLEEN GREY MCCARTHY
– Ms. McCarthy received her B.A. degree in Economics from Stanford University in 2001 and her M.B.A. degree from the Stanford
Graduate School of Business in 2007.  Prior to graduate school, she worked at Merrill Lynch and Palladium Equity Partners.  Ms. McCarthy joined Dodge & Cox in 2007.
RAYMOND J. MERTENS JR. –
Vice
President.
Mr. Mertens received his B.A. from Harvard College in 1994 and his M.B.A. from the Harvard Business School in 2003.
Prior to graduate school, he worked at Idealab and as an Associate at TA Associates, and as an Investment Banking analyst at Alex. Brown.  He joined Dodge & Cox in
2003.  Mr. Mertens is a shareholder of the firm.
MARY ANN MILIAS
– Vice President. Ms. Milias received her B.A. from Stanford University in 1967, M.A. degree from Columbia University in 1969, and her M.B.A.
from the Harvard Business School in 1974.  Her experience includes 14 years at Miller Anderson & Sherrerd as founder and manager of its San Francisco office and 13 years at Castle & Cooke, Inc., where she held various positions including Vice President and Treasurer.  She joined Dodge & Cox in 2001.  Ms. Milias is a shareholder of the firm.
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
JOEL-PATRICK MILLSAP
–
Mr. Millsap received his B.A. from Texas Christian University in 2001 (summa cum laude) and an M.B.A. from the University of Chicago in
2006 (high honors).  Prior to graduate school, he worked as a Fixed Income Analyst at Barrow, Hanley, Mewhinney & Strauss, an investment management firm in Dallas,
TX.   Mr. Millsap joined Dodge & Cox in 2006 and is a CFA charterholder.
SHIRLEE R. NEIL
– Vice President. Ms. Neil received her B.A. degree from the University of Colorado, Boulder in 1988. Prior to joining Dodge & Cox in 1992, she worked for Merrill Lynch in the Capital Markets division and Financial Center Bank.  Ms. Neil is a shareholder of the firm and a CFA charterholder.
AMANDA L. NELSON
– Vice President. Ms. Nelson received her B.A. from Columbia University in 1994 and her M.B.A. from The Wharton School, University of
Pennsylvania, in 2000. Prior to entering graduate school, she worked for Goldman Sachs for four years as a financial analyst in equity research and asset management. Ms.
Nelson joined Dodge & Cox in 2000 and is a shareholder of the firm.
RIA T. NICKENS
– Ms. Nickens received her B.A. degree from Cornell University in 1992. Prior to joining Dodge & Cox in 2000, Ms. Nickens was a Consultant and Client
Liaison and then a Performance Analyst at Husic Capital Management.
STEPHANIE DAVIS NOTOWICH
– Vice President. Ms. Notowich received her B.B.A. degree in Economics from Pace University in 1988. From 1988 to 1992, she worked at an economic analysis firm and a major commodities exchange in New York City. Ms. Notowich worked at HSBC Markets for four years prior to joining Dodge & Cox in
1995. She is a shareholder of the firm and a CFA charterholder.
KENNETH E. OLIVIER
(I) – President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings
College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a Trustee of the Dodge & Cox Funds.  Mr. Olivier is a past president of the CFA
Society of San Francisco, and a member of the American Bar Association and the California Bar Association (inactive).  He joined Dodge & Cox in 1979 and is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
E. SAUL PEÑA
– Mr. Peña received his B.A. degree in Economics from the University of San Francisco in 2000 (cum laude). He joined Dodge & Cox as a research assistant in 2000 and assumed fixed income research responsibilities in 2004.
CHARLES F. POHL
(I,IP,G,F) – Senior Vice President and Chief Investment Officer. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the
University of Chicago.  He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984.  Mr. Pohl is a shareholder of the firm and a CFA charterholder.
LYNN ANDERSON POOLE
– Vice President. Ms. Poole received her B.A. degree from Stanford University in 1982 and her M.B.A. from the Graduate School of
Management at U.C.L.A. in 1987.  Prior to entering the M.B.A. program, she worked for three years for Sutro & Co. in  San Francisco.  She joined Dodge & Cox in 1987.
She is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
KENT E. RADSPINNER
(F) – Vice President. Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of
Management in 1996.  Between degrees, he served in the U.S. Navy.  He joined Dodge & Cox in 1996.  Mr. Radspinner is a shareholder of the firm and a CFA charterholder.
NILS M. REUTER
– Mr. Reuter received his B.A. degree from Brown University in Biology and Sociology in 2003. Mr. Reuter joined Dodge & Cox in 2003 and is a CFA charterholder.
LARISSA K. ROESCH
(F) – Vice President. Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her
M.B.A. from the Haas School of Business at the University of California, Berkeley in 1997.  Prior to graduate school, she worked for seven years in the performing arts industry.  She joined Dodge & Cox in 1997.  Ms. Roesch is a shareholder of the firm and a CFA charterholder.
Portfolio Managers, Investment Analysts and Client Service (cont.)
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
ADAM S. RUBINSON
– Vice President. Mr. Rubinson graduated from Columbia College in 1988 and received his J.D. degree from the Stanford Law School in 1991.
From 1991 to 1997 he practiced corporate law at Sullivan & Cromwell.  Prior to joining Dodge & Cox in 2002, he worked in the fixed income and investment banking divisions of Goldman  Sachs.  Mr. Rubinson is a shareholder of the firm and a CFA charterholder.
MATTHEW J. SCHMIDT
– Mr. Schmidt received his B.A. from Georgetown University in 1996. Prior to Dodge & Cox, he worked in a private equity consulting group at
State Street Bank.  He also worked as an analyst for mPower Advisors, LLC and a research assistant at Wentworth, Hauser & Violich.  He joined Dodge & Cox in 2003 and is a CFA charterholder.
GREGORY R. SERRURIER
(I,IP) – Vice President. Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford
Graduate School of Business in 1984.  He joined Dodge & Cox in 1984.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
TARA E. SHAMIA
– Ms. Shamia received her B.S. degree in Finance and Human Resource Management from Syracuse University in 1998. Prior to joining Dodge & Cox in 2001, Ms. Shamia was in the Client Service and Performance Attribution department of Seneca Capital Management.
PARITOSH SOMANI
- Mr. Somani received his B.S. and M.Eng. degrees in Electrical Engineering and Computer Science from MIT in 2001 and his M.B.A. degree from the Stanford Graduate School of Business in 2007. Prior to graduate school, he worked as a private equity associate at Francisco Partners and a corporate finance analyst at
Morgan Stanley.  Mr. Somani joined Dodge & Cox in 2007.
JAY J. STOCK
– Mr. Stock received his B.S. in Electrical Engineering from the University of Arizona in 1983 and his M.B.A. from the University of Chicago in 1992.
Between degrees  he was an electronic design engineer for Ford Aerospace Corporation.  Prior to joining Dodge & Cox in 2002, he worked in fixed-income for BARRA, as a fixed-income portfolio manager/trader for Mellon Capital, and as a managing director for Visible Markets.
DIANA S. STRANDBERG
(I,IP,G) – Senior Vice President. Ms. Strandberg graduated from the University of California, Berkeley in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986.  After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988.
She is a shareholder of the firm and a CFA charterholder.
ROBERT B. THOMPSON
(F) – Vice President. Mr. Thompson received his A.B. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate
School of Business in 1977.  Between degrees, he served in the U.S. Navy.  From 1977 through 1992 he worked in the fixed income department of three major securities firms and as a principal of a small investment management firm. He joined Dodge & Cox in 1992.  He is a shareholder of the firm, a CFA charterholder, a Chartered
Investment Counselor, and a past president of the CFA Society of San Francisco.
STEVEN C. VOORHIS
(I,G) – Vice President. Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard
Business School in 1996.  Prior to graduate school, he worked at Goldman Sachs as a financial analyst.  He joined Dodge & Cox in 1996.  Mr. Voorhis is a shareholder of the firm and a CFA charterholder.
ERIC R. WARNER
–
Mr. Warner received his B.S. degree from the University of Delaware in 1984 and his M.B.A. from the J.L. Kellogg Graduate School of
Management at Northwestern in 1990. Prior to graduate school, he worked as a credit analyst for two Philadelphia banks.  After graduate school he worked for an investment advisor in San Francisco and then founded Telegraph Hill Investment Counsel in 1997, managing the firm until he joined Dodge & Cox in 2005.  Mr. Warner is a CFA charterholder and a Chartered Investment Counselor.
TAE YAMAURA –
Ms. Yamaura received her B.A. degree from the University of Tokyo in 1995, MA from the University of Pennsylvania in 2000 and her MBA from the
Wharton School, University of Pennsylvania in 2000.  Prior to joining Dodge & Cox in 2008, she worked for Booz Allen & Hamilton as a management consultant.
AYANO YONEDA
– Ms. Yoneda received her B.A. degree from Keio University in 2002. Prior to joining Dodge & Cox in 2004, she worked at Merrill Lynch Japan
Securities for three years in their Equity Research department.
Portfolio Managers, Investment Analysts and Client Service (cont.)
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
MARIAN ZISCHKE BALDAUF
– Administration. Ms. Baldauf received her A.B. from Dartmouth College in 1984. Prior to joining Dodge & Cox in 1986, she worked for
The Northern Trust Company in Chicago.  She is a shareholder of the firm and a CFA charterholder.
DAMON T. BLECHEN
– Equity Trading. Mr. Blechen received his B.A. in Economics from Dartmouth College in 1998. Mr. Blechen joined Dodge & Cox in 2002. His previous experience includes four years with Goldman Sachs where he worked as a clerk on the New York Stock Exchange and as a sales trader in the San Francisco office.
He is a CFA charterholder.
JANELLE R. BOLTZ
– Client Service Associate. Ms. Boltz received her B.S. degree from the University of California, LosAngeles in 1993. Ms. Boltz joined Dodge & Cox in 2001.  Previously she was Assistant Vice President at Gruntal & Co. Inc. in fixed income sales.  Ms. Boltz is a shareholder of the firm.
JIM BOWBLISS
– Systems. Mr. Bowbliss received a B.S. in Management of Information Technology from the University of Phoenix in 1998. He joined Dodge & Cox in
2006 after serving as Applications Development Director of JP Morgan Private Client Services.  He has over 10 years experience in financial IT and has held senior positions at Merrill Lynch and Bank One; he was president/founder of his own consulting company, The Bliss Group.
PREM CERVENKA
– Systems. Mr. Cervenka received his degree in software analysis from the Prague School of Economics in 1965. Prior to joining Dodge & Cox in
1993, he worked as an independent software consultant.  He is a shareholder of the firm.
DANIEL F. CHAPEY
– Equity Trading. Mr. Chapey received his B.A. from Adelphi University in Garden City, New York, graduating magna cum laude in 1992. When he joined Dodge & Cox in 2004, he brought over 16 years of trading experience.
MICHELE L. COBBLE
– Equity Trading. Ms. Cobble received her B.A. degree in Applied Mathematics from the University of California, Berkeley in 1985. Ms. Cobble
joined Dodge & Cox in 2002.  Her previous experience includes trading equities and bonds with Osterweis Capital Management for 15 years, where she was an Assistant
Vice President and Head Trader.
EMILIANO ZAPATA DAWKINS
– Equity Trading. Mr. Dawkins received his B.A. from the University of California, Berkeley in 1992. Prior to joining Dodge & Cox in
2005, his 12 years of previous experience included working as a Vice President/Sales & Trading at WR Hambrecht and making markets in NASDAQ securities at Banc of
America Securities.
THOMAS GIVAN
– Systems. - Mr. Givan received his B.A. from Hampshire College in 1979. Mr. Givan joined Dodge and Cox in April, 2007. He has held senior IT positions at JP Morgan, Bank One, FolioFN, and Scudder-Kemper Investments.
TAMARA G. GUNAWARDANA
– Compliance Analyst. Ms. Gunawardana received her B.A. from California State University, Sacramento in 1999. She has over eight years experience in investment management compliance and has held positions at Highmark Capital Management, Wells Fargo Funds Management, E*Trade Financial, and was
the president/founder of her own consulting company, Concipio, Inc.  Ms. Gunawardana joined Dodge & Cox in 2007.
GLEN S. GUYMON
- Associate Counsel. Mr. Guymon received his B.A. from Stanford University, an M.S.F.S. from Georgetown University, and his J.D. from the
University of Virginia School of Law. He joined Dodge & Cox in 2007. Mr. Guymon previously served as associate counsel for international affairs at the Investment
Company Institute and as an associate at WilmerHale.  Mr. Guymon is admitted to the Bar in California and the District of Columbia.
THOMAS R. HOFMANN,
JR.
– Client Service Associate. Mr. Hofmann received his B.A. degree from the University of Oregon in 1966. He joined Dodge & Cox in
1997 after 29 years with the Wells Fargo Bank Private Banking/Trust Division.  Mr. Hofmann is a shareholder of the firm.
PATRICIA A. HUGHES
– Operations/Administration. Ms. Hughes received her M.S. degree from Hofstra University in New York in 1974. Ms. Hughes joined Dodge &
Cox in 1987 after serving as Vice President and Manager of Client Services, Marketing and Compliance in the Business Trust Division at Wells Fargo Bank.  She was with
Wells Fargo for eight years.   She is a shareholder of the firm.
Administration & Trading

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Administration & Trading (cont.)
ROBERTA R. KAMEDA
–
Senior Counsel. Ms. Kameda received her B.A. with distinction from the University of Hawaii and her J.D. from Columbia University School of
Law.  Prior to joining the firm, she was a senior lawyer at Franklin Templeton Investments, an associate at Debevoise & Plimpton, and Special Counsel in the SEC's
Division of Investment Management.  She is a member of the Hawaii and District of Columbia Bar Associations.  Ms. Kameda joined Dodge & Cox in 2006.
RON A. KANTER
– Systems. Mr. Kanter received his B.S. in Artificial Intelligence from the University of California, San Diego in 1985. Prior to joining Dodge & Cox in
1998, Mr. Kanter worked for nine years with Capital Management Sciences, where he was Vice President of the MIS and Technical Consulting departments.  Prior to that, he was a research associate and programmer at the University of California, Los Angeles Medical Center.
JOE KARDEK
–
Systems. Mr. Kardek received his B.A. (Honors) from New Hampshire College in 1982. He joined Dodge & Cox in April of 2005 after serving as CIO for JP Morgan/Bank One's Private Client, Asset Management, and Brokerage areas. He has over 20 years experience and has held senior IT positions with Merrill Lynch,
Standish, Ayer and Wood, and Fidelity.  He is a shareholder of the firm.
LINDA M. KOCENIAK
– Administration. Ms. Koceniak received her BBA in Accounting from the University of Massachusetts, Amherst in 1992. She joined Dodge &
Cox in 2000.  Her prior experience includes nearly three years with PricewaterhouseCoopers LLP and three years with State Street Bank & Trust.  Ms. Koceniak is a
Certified Public Accountant.
MARCUS L. KONG
– Equity Trading. Mr. Kong received his B.A. in Economics from Purdue University in 1995. Mr. Kong joined Dodge and Cox in 2006. His previous experience includes trading equity at Banc of America Securities for five years on their Nasdaq trading desk and Prime Brokerage division.
WILLIS J. KOO
– Administration. Mr. Koo received his B.S. in Business Administration from the University of California, Berkeley in 1999. Prior to joining Dodge &
Cox in 2006, he worked at Ernst & Young LLP and Olympus Capital, a private equity fund company, and interned at Dodge & Cox in 1999.  Mr. Koo is a Certified Public
Accountant.
JANE F. LARROW
– Client Service Associate. Ms. Larrow received her B.S.B.A. (magna cum laude) from Suffolk University, Massachusetts in 1994. She joined Dodge
& Cox in June 2001.  Her prior experience includes that of  Assistant Vice President in the Institutional Client Service Division at Putnam Investments for three years and
15  years with Keystone Investments.  Ms. Larrow is a shareholder of the firm.
NAOMI R. LEONARD
– Client Service Associate. Ms. Leonard received her B.A. from Emory University in 1997. Prior to joining Dodge & Cox in 2002, she worked in the Consultant Relations Group at Sanford C. Bernstein & Co. in New York.
JOHN M. LOLL
– Administration. Mr. Loll received his B.A. with honors from the University of Southern California in 1988. Prior to joining Dodge & Cox in 1994, he was employed by Price Waterhouse, where he performed auditing and tax services in their Investment Company Group.  He is a shareholder of the firm and a Certified
Public Accountant.
DAVID H. LONGHURST
– Administration. Mr. Longhurst received his B.S. in Accounting (cum laude) from Brigham Young University in 1982. Prior to joining Dodge
& Cox in 2004, he served as Vice President and Treasurer of the Safeco Mutual Funds.  Prior to Safeco, he worked at Ernst & Young, serving investment company clients.
Mr. Longhurst is a Certified Public Accountant.  He is a shareholder of the firm.
BRUCE T. MASATSUGU
– Systems/Administration. Mr. Masatsugu received his B.A. degree from Marietta College in Ohio and his M.B.A. from the University of
Oregon in 1977.  He joined Dodge & Cox in 1989 from Wells Fargo Bank where he was Vice President and Manager of Planning and Analysis in the Asset Management
Division.  Mr. Masatsugu is a shareholder of the firm.

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Administration & Trading (cont.)
THOMAS M. MISTELE
– Chief Operating Officer and General Counsel. Mr. Mistele received his B.S. degree from the University of Scranton, M.Ed. and Ed.S. degrees from Kent State University, and J.D. degree from the Catholic University of America.  Prior to joining the firm, he was General Counsel of the U.S. Templeton Mutual
Funds and a senior executive officer of the Franklin/Templeton Group.  He is a member of the Board of Governors of the Investment Company Institute.  He is also a member of the California Registered In-House Counsel and the Virginia Bar Associations.  Mr. Mistele joined Dodge & Cox in 1996. He is a shareholder of the firm.
STEVEN Z. MO
–
Systems. Mr. Mo is a Microsoft Certified Systems Administrator as well as a Microsoft Certified System Engineer. Prior to joining Dodge & Cox in
2005, he worked as an executive support specialist at Agilent Technology and desktop support specialist at Hewlett Packard headquarters.
JANET R. MONTOYA
– Equity Trading. Ms. Montoya joined Dodge & Cox in 1987 after having spent the previous two years as Vice President of Operations for an investment management firm in Boston.  Her investment experience also includes seven years in portfolio administration.  She is a shareholder of the firm.
SUDHA A. MURTHY
– Systems. Dr. Murthy received her Ph.D in Atomic Physics and M.S in Physics from the University of Massachusetts, Amherst, MA. She has worked as a senior software engineer in several Bay Area software firms including Solomon Software, GreatPlains, ProBusiness, and MobileFrame.  She joined Dodge &
Cox in 2004.
STEPHEN J. NODEN
– Equity Trading. Prior to joining Dodge & Cox in 2005, Mr. Noden spent over 20 years trading in equities around the world. He has been a market maker in International equities and ADRs at Dresdner Kleinwort Benson in both New York & London before becoming Vice President in equities at JP Morgan. More recently he has worked as an international trader at Cantor Fitzgerald and TD Waterhouse.
MEGAN A O'KEEFFE
–
Compliance Analyst. Ms. O'Keeffe received her B.A. degree from the University of California, Berkeley in 2003. Prior to joining the firm, she worked as a finance assistant at ServiceSource International.  Ms. O’Keeffe joined Dodge & Cox in 2005.
KATHERINE M. PRIMAS
– Compliance Manager. Ms. Primas received her B.S. in Business Administration from the University of San Francisco and her M.B.A. from
Notre Dame de Namur University.  Prior to joining Dodge & Cox, she was a Director in Internal Audit with the Charles Schwab Corporation and a Compliance Manager with Franklin Templeton Investments.  Ms. Primas is a Certified Internal Auditor.  She joined Dodge & Cox in 2004.
TIMOTHY D. ROBISON
– Systems. Mr. Robison’s prior work experience includes six years with Morgan Stanley’s operations department in San Francisco. He served four years as a member of the US Naval Submarine Force.  Mr. Robison joined Dodge & Cox in 1997.
MURRAY J. ROLFE –
Performance/Operations. Mr. Rolfe received his B.S. degree in Econometrics and Finance from the University of New South Wales in 1992. Prior to
Dodge & Cox, his ten years of investment experience includes analytical positions held with Pictet Asset Management (London), Lend Lease Corporation, and
Commonwealth Investment Management (Australia). Mr. Rolfe joined Dodge & Cox in 2002 and is a CFA charterholder and is GIPS certified.
SAVVY S. SOUN
– Head of Equity Trading. Mr. Soun received his B.S. degree in Industrial Engineering and Operations Research from Columbia University in 1995 and his M.B.A. from the Haas School of Business at University of California, Berkeley in 2007.  He joined Dodge & Cox in 2001.  His previous experience includes four years with the NASDAQ trading desk of Banc of America Securities. Mr. Soun is a shareholder of the firm.
KRISTIN A. STANS
– Equity Trading. Ms. Stans received her B.S. degree in Kinesiology from San Francisco State University in 1996. She joined Dodge & Cox in 2002.
Ms. Stans previous experience includes two years on the trading desk at Elijah Asset Management.
VIVIAN THORPE
– Client Service Associate. Prior to joining Dodge & Cox in 1992, Ms. Thorpe was employed by Bank of America for eight years where her responsibilities included budget and compliance analysis in the Stock Transfer and Corporate Trust Departments.  Ms. Thorpe is a shareholder of the firm.
CHRISTINA A. TUNG
– Client Service Associate. Ms Tung received her B.S. degree from San Francisco State University in 1974. She joined Dodge & Cox in 1992.
Previously, she was a Vice President in the Private Banking Division at Wells Fargo Bank.  During her 18 years with Wells Fargo, she worked in the Commercial Banking,
Trust, Probate, and Custody Departments.  She is a shareholder of the firm.

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Administration & Trading (cont.)
MARCIA P. VENEGAS
– Chief Compliance Officer (CCO) and Chief Compliance Officer of the Dodge & Cox Funds. Ms. Venegas received her B.A. degree from
Wollongong University (Australia) in 1991. Prior to joining the firm, she was Business Risk Manager with Deutsche Asset Management Australia Limited and Senior
Corporate Auditor with Citibank Limited (Australia). She joined Dodge & Cox in 2003. Ms. Venegas is a Certified Regulatory and Compliance Professional (CRCP).
BETTY L. WANG
– Client Service Associate. Ms. Wang received her B.S. degree in Finance from the University of Illinois at Urbana-Champaign in 1998. Prior to
joining Dodge & Cox in 2001, she worked in client servicing at Northern Trust Global Investments in Chicago.  Ms. Wang is a shareholder of the firm.
ADRIENNE M. WHEELER
– Administration. Ms. Wheeler received her B.A. from Kent State University in 1992. Prior to joining Dodge & Cox in 2001, Ms. Wheeler worked as an Associate Portfolio Manager for Harris Bretall Sullivan & Smith.  Her previous experience includes four years as a Senior Associate account administrator in the Private Investment Counsel division of Scudder Stevens & Clark.  Her investment experience also includes an additional three years of portfolio administration in
Cleveland, Ohio.
SUZANNE E. WIELAND
– Client Service Associate. Ms. Wieland received her B.S. degree from the University of San Francisco in 1988. She joined Dodge & Cox in
1997 after having spent eight years with Morgan Stanley’s fixed income division, where her concentration was in the area of mortgage-backed securities.  She is a shareholder of the firm.
DOROTHY M. WISMAR –
Client Service Associate. Ms. Wismar received her B.A. degree in Economics, International Area Studies from the University of California, Los
Angeles (Phi Beta Kappa) in 1995.  Ms. Wismar joined Dodge & Cox in 2005.  Her previous experience includes equity research sales at Goldman Sachs.
JEFFREY P. ZENDER
– Systems. Mr. Zender received his B.S. degree in Psychology from Pomona College in 1983. Prior to joining Dodge & Cox in 2001, Mr. Zender worked for ten years as an independent IT consultant in the Financial and Television industries.  Before starting his business in 1990, he worked five years as a Network
Systems Engineer for a large computer retailer.

08-205 Dodge & Cox  /  Investment Managers  /  San Francisco
Mutual Fund Client Service/Administration
ROBERT CURRAN
– Mr. Curran received his B.A. from California State University, Sacramento in 1996 and his M.B.A. with a concentration in Management and
Leadership from the University of La Verne in 2004.  Prior to joining Dodge & Cox in 2007, he was a Vice President and Senior Manager of WM Shareholder Services for
the WM Group of Funds and was employed with Franklin Templeton Investments.
SANDY A. HE
– Ms. He received her B.A. from the University of California, Berkeley in 2002. Prior to joining Dodge & Cox in 2005, she was a Client Services Associate
at Fisher Investments.
PATRICIA L. GRIBBEN
– Ms. Gribben received her B.S. degree from the University of Kansas in 1971. She joined Dodge & Cox in 1998. Her prior experience includes
15 years in the Business Trust and Retirement Programs Divisions of Wells Fargo Bank and four years with the Investment Management Division of Union Bank of
California.
KRISTEN M. HARLOW –
Ms. Harlow received her B.A. from Hobart and William Smith Colleges in 1996 and M.B.A. with an emphasis in Finance from the University of
San Francisco in 2003 (Beta Gamma Sigma). Prior to joining Dodge & Cox in 2004, Ms. Harlow's previous experience includes five years in marketing.
MARY E. KLABUNDE
– Ms. Klabunde joined Dodge & Cox in 1998. Previously, she was a Vice President with the Mutual Fund Services Division of Firstar Trust
Company in Milwaukee.  Her 13 years of mutual fund service experience with Firstar included client services, custody, and administration.  She is a shareholder of the firm.
RICK M. MARINO –
Mr. Marino received his B.A. from the University of Virginia in 1993. His ten years of mutual fund operations experience includes positions held with
Banc of America Securities LLC, The Calvert Group, and Scott & Stringfellow, Inc.  Mr. Marino joined Dodge & Cox in 2003.